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                        [Graham & James LLP Letterhead]

November 25, 1997



Mission West Properties
10050 Bandley Drive
Cupertino, CA 95014

RE:  REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

In connection with the registration of 1,449,995 shares of common stock, no par value (the "Common Shares") of Mission West Properties (the "Company") with the Securities and Exchange Commission on a Registration Statement on Form S-3 (the "Registration Statement"), relating to the sales, if any, of the Common Shares by the selling shareholders, we have examined such documents, records and matters of law as we have considered relevant. Based upon such examination, it is our opinion that the Common Shares are legally issued, fully paid, and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Registration Statement.

Very truly yours,



Graham & James LLP